Exhibit 23.5

[Letterhead of MacPherson Leslie & Tyerman LLP]

October 28, 2003

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: IPSCO Inc.

We hereby consent to the reference to our firm under the heading “Enforceability of Civil Liabilities Against Foreign Persons” in the Registration Statement on Form F-4 and related Prospectus of IPSCO Inc. for the registration of $200 million of Exchange Notes due 2013. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

Yours truly,

MacPherson Leslie & Tyerman LLP

Per:    /s/    Aaron D. Runge